UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26881

NETNATION COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

1410-555 West Hastings Street, Vancouver, British Columbia, Canada V6B 4N6
(604) 688-8946
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, NetNation Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 22, 2003	NETNATION COMMUNICATIONS, INC.

	By:	“Lucas Roh”

	Name:	Lucas Roh

	Title:	President